United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of December, 2003

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X      Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___        No  X

CONTENTS
* Resolutions adopted at the General Extraordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: December 10th, 2003

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING OF GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

The undersigned, being the Secretary to the Board of Directors of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., HEREBY CERTIFIES:

That the General Extraordinary Shareholders' Meeting held on December 2, 2003 adopted the resolutions that are summarized as follows:

FIRST: Approved the modification of articles 9, 10, 12, 15, 16, and 23 of the By-Laws of the Company, to conform them to article 8, section I and II of the ''Disposiciones de Caracter General Aplicables a las Emisoras de Valores y otros Participantes del Mercado de Valores'' (General Applicable Dispositions for Securities' Issuers and other Participants in the Securities Markets).

SECOND: Approved the modification of articles 6 of the By-Laws of the Company, to conform them to article 8, section III of the ''Disposiciones de Caracter General Aplicables a las Emisoras de Valores y otros Participantes del Mercado de Valores'' (General Applicable Dispositions for Securities' Issuers and other Participants in the Securities Markets).

THIRD: Approved the proposal to add an article and/or clause to the Company's Bylaws pursuant to article 14 Bis 3, section VII of the ''Ley del Mercado de Valores'' (Mexican Securities Law), subject to the definitive authorization by the ''Comision Nacional Bancaria y de Valores'' (National Banking and Securities Commission) and authorizes Mr. Salvador Vargas Guajardo and Guillermo Elizondo Rios to request the definitive authorization to the said authority, and to negotiate and accord with them the final draft of the article, so that they may proceed to inform the Board of Directors of the Company of the final terms of said article for their knowledge and implementation.

FOURTH: Approved the proposal to add an article an article and/or clause to the Company's Bylaws penalizing the failure to comply with the article referred to in the immediate previous item of this summary.

FIFTH: Approved to proceed with the formalization before a notary public of the restatement of the amended Company's Bylaws

SIXTH: Approved to proceed with the cancellation of the share certificates issued by the Company and exchange of them with new share certificates, as provided by article 140 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law), once the formalization of the amended Company's Bylaws referred in the previous item of the summary and the definitive authorization of the ''Comision Nacional Bancaria y de Valores'' (National Banking and Securities Commission) referred in item 3 of the summary take place.

SEVENTH: Designated Special Delegates to formalize the resolutions adopted by the Shareholders' Meeting.

EIGHT: Approved the content of the Minutes

Monterrey, N.L., December 3rd, 2003

SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. BYLAWS

NAME, PURPOSE, DOMICILE, DURATION AND NATIONALITY

ARTICLE 1. The Company's legal name is: ''GRUPO INDUSTRIAL MASECA'', which shall always be followed by the words SOCIEDAD ANONIMA DE CAPITAL VARIABLE (LIMITED LIABILITY, VARIABLE CAPITAL COMPANY) or the abbreviation S.A. DE C.V.

ARTICLE 2. The Company's purpose shall be to: (a) purchase, sell, import, export, manufacture and assemble all kind of trade goods or products; (b) acquire, manage, negotiate, subscribe, issue, encumber and, in general, transfer by any legal means, shares or participations, and to issue mortgage backed or general debentures and any other type of securities and credit instruments; (c) create, organize and manage all type of companies; (d) grant guaranties, sureties, bonds, pledges, mortgages, trust funds and any other credit operation to guarantee the compliance of its obligations or the obligations of third parties related to the Company by reason of any stock ownership or financial or commercial arrangement; (e) purchase, sell, encumber or lease, whether as lessor or as lessee, all types of personal property and real estate as may be necessary and/or convenient to achieve the Company's purposes; (f) provide and receive all types of administrative or technical consulting and advisory services to or from any individual or corporation, whether Mexican or non-Mexican; (g) establish branches, agencies or representative offices and to act as intermediary, agent, representative, distributor or depositor for all types of Mexican or non-Mexican corporations; (h) register, acquire, hold, market and transfer brand names, trademarks, patents, copyrights, inventions, Know-How, and any other type of intellectual property, as well as all types of concessions, rights and licenses; (i) grant and receive loans; (j) subscribe, issue and negotiate all types of credit instruments with the intervention of any institutions and/or authorities as may be required by law; (k) carry out all types of businesses and financial, commercial and industrial transactions which are directly or indirectly related to the Company's purposes; and (l) carry out all the activities and enter into the contracts permitted by law, which may be necessary or convenient to achieve the Company's purposes.

ARTICLE 3. The Company's domicile is Monterrey, Nuevo Leon; provided, however, that the Company may establish agencies or branches anywhere in the Mexican Republic or abroad and submit itself to elected domiciles for purposes of the contracts to which it is a party.

ARTICLE 4. The duration of the Company shall be 99 years starting April 2, 1981.

ARTICLE 5. All foreign nationals who upon incorporation of the Company or at any other time thereafter acquire any interest or participation therein, formally agree with the Ministry of Foreign Affairs to be considered as Mexican with respect to the Company's shares that they acquire or hold, as well as to the property, rights, concessions, participations or interests owned by the Company, or to the rights and duties derived from any agreements entered into by the Company with Mexican authorities; therefore, should foreigners invoke the protection of their governments, they shall forfeit, in favor of the Mexican Nation, any capital interest they may have acquired.

CAPITAL STOCK, SHARES AND SHAREHOLDERS

ARTICLE 6. The Company's capital stock is variable. The fixed and non redeemable portion of the capital stock, fully subscribed and paid is represented by 918,405,000 ordinary, common and nominative shares, with no par value and being classified as Class ''A'' and Class ''B'' shares, which amount to the sum of MxP$183,681,000.00 (ONE HUNDRED AND EIGHTY THREE MILLION SIX HUNDRED EIGHTY ONE MEXICAN PESOS WITH 00/100), the variable portion of the capital stock shall be represented by ordinary, common and nominative series ''B'', Class II shares with no par value.

In the fixed portion of the capital stock, Class ''A'' shares shall represent at least 51% of the capital stock, and Class ''B'' shares shall represent up to 49% of the capital stock, being both classes of free subscription.

All of the shares shall confer the same rights and obligations to their holders, except for the rights and limitations established for the special classes. Shares may have other characteristics as determined by the General Shareholders' Meeting that approves their issuance thereof.

The Company shall only recognize as shareholders those persons or entities that are inscribed in the Company's stock registry or in the ''Instituto Nacional para el Deposito de Valores'' (National Institute for the Deposit of Securities) as owners of such shares.

The companies in which the Company is the owner of the majority of the shares or social parts may not be direct or indirect shareholders of the Company, nor of any other company that is a majority shareholder of the Company or, if the other company is not a majority shareholder, if they have knowledge that the other company is a shareholder of the Company.

If the registry of stock of the Securities Section (Seccion Valores) of the National Registry of Securities (Registro Nacional de Valores) should be canceled, then the shareholders holding the majority of the ordinary shares of stock or which are otherwise able to impose, by any means, decisions at the General Shareholders Meetings or to appoint the majority of Directors of the Board of Directors of the Company, shall be obligated to make a public purchase offering prior to the cancellation, and such offering shall be made at least at a price which is the greater of the quoted value of the stock at the Stock Exchange (Bolsa), under the terms of the following paragraph or the accounting value of the stock according to the most recent quarterly report submitted to the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) and to the Stock Exchange (Bolsa) prior to the commencement of the offering, except if such price has been amended as a result of criteria applicable to relevant information, in which case, the most recent financial information of the Company shall be taken into account.

The quoted stock value on the Stock Exchange (Bolsa) referred to in the preceding paragraph shall be the averaged price per volume of transactions closed during the last 30 (thirty) days in which the Company's stock has been exchanged, prior to the offering date, during a period not greater than 6 (six) months. The actual number of days in which stock has been exchanged shall be taken into account when the number of days during which transactions have been closed is lesser than 30 (thirty) days. If stock has not been exchanged during such period then the accounting value of the stock shall be taken into account.

If the offering should refer to more than one series of stock the average price referred to in the preceding paragraph shall be made for each series of stock to be cancelled, in which case, the quoted stock value for the public offering of all of the series shall be the greater of such average.

Within 5 (five) business days prior to commencement of the public offering, the Board of Directors of the Company shall disclose its opinion in connection with the correctness of the price of the public purchase offering, bearing in mind the interests of the minority shareholders in order to comply with the terms of article 16, second paragraph of the Securities Market Law and with the opinion of the Audit Committee, and if these are conflicting then the opinion of the Board of Directors shall be released. If the Board of Directors should face a situation where there may be a conflict of interest, then the opinion of the Board shall be accompanied with the opinion issued by an Independent Expert selected from the Audit Committee in which special emphasis is made to protecting the interests of minority shareholders.

Those shareholders holding the majority of ordinary shares of stock or who are otherwise able to impose, by any means, decisions at the General Shareholders Meetings or to appoint the majority of Directors of the Board of Directors of the Company, shall be under no obligation to make the public offering referred to in this Article for the cancellation of the registry if the consent of the shareholders representing at least 95% of the capital stock of the Company, by resolutions taken at the Shareholders Meeting can be established and the amount offered for the securities placed in the public securities market under the terms of this Clause is lesser than 300,000 (three hundred thousand) investment units (UDIS). The foregoing is on the understanding that in order to file for and obtain the cancellation of the registry of the securities located on the Securities Section (Seccion Valores) of the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores), the trust referred to in the following paragraph must be established and notice must be made of the cancellation and of the setting of the trust through the SEDI (Electronic Information Carriage and Disclosure System, as authorized to the applicable Stock Exchange by the National Banking and Securities Commission).

Those shareholders authorized to make the public offering referred to in this Clause shall contribute to a trust, for a minimum term of 6 (six) months, those funds which may be necessary to purchase, at the same offered price, the shares of stock of those investors who have failed to attend to the offering, in the event such shareholders are not able to purchase 100% of the Company's paid capital stock after the public purchase offering has been made and prior cancellation notice of registry of the securities located on the Securities Section of the National Banking and Securities Commission. The provisions of this clause shall be applicable to ordinary participation certificates of stock (CPO's) and to certificates representing 2 or more shares of stock of one or more series of the Company.

Shareholders who are obliged to make the public offering referred to in this Article may request the approval from the National Banking and Securities Commission, taking into account the financial situation and perspectives of the Company, to use a different basis to determine the quoted value of the securities at the Stock Exchange, provided that resolutions of the Board of Directors to such effect are submitted and that prior favorable opinion from the Audit Committee has been issued addressing the reasons why it deems appropriate to use a different price, and accompanied with a report from an Independent Expert making special emphasis to the fact that the price is consistent with the terms of article 16 of the Securities Market Law.

ARTICLE 7. Share certificates may represent one or more shares and shall be signed by two members of the Board of Directors. If the capital stock consists of share certificates representing more than one share, and for any reason whatsoever the original certificate needs to be divided, any two Directors shall sign the new divided share certificates issued in exchange for the old divided share certificate. Any Director who signs a new share certificate shall be responsible for the cancellation of the old divided share certificate and the issuance of new certificates representing an identical number, class, and series of shares as the old divided certificate. Ownership of the shares shall be transmitted through endorsement of the corresponding certificate(s) or by any other legal means. Share certificates must include the text of Article 5 of these Bylaws.

Share certificates must satisfy all the requirements set forth in Article 125 of the General Law of Mercantile Corporations.

ARTICLE 8. The Company will maintain a Stock Registry, which may be kept by the Secretary of the Board of Directors, by a securities depository institution based in the Company's domicile, or by any credit institution. Such registry must satisfy the requirements set forth in Article 128 of the General Law of Mercantile Corporations. Only those persons listed in the Company's stock registry will be recognized as shareholders by the Company. All transfers of shares will be recorded in the stock registry upon request of the relevant holder.

Upon request and at the expense of the shareholders, provisional and definite share certificates may be exchanged for certificates of different denominations.

In the event of loss, theft or destruction of the provisional or definite share certificates, such certificates will be replaced at their holder's expense, in accordance with the procedure set forth in the General Law of Negotiable Instruments and Credit Operations.

ARTICLE 9. Except for those increases of the capital stock that are made as a consequence of the issuance of repurchased shares made pursuant to these Bylaws, any increase in the fixed portion of the capital stock must be approved by the General Extraordinary Shareholders' Meeting. Except for those increases of the capital stock that are made as a consequence of the issuance of repurchased shares made pursuant to these Bylaws, the variable portion of the capital stock may be increased with the only formality that the increase be approved by the General Ordinary Shareholders' Meeting, and the resulting minutes shall be protocolized by a Public Notary, without the need of registering the deed issued by the Public Notary reflecting the protocolization of the resolution in the corresponding Public Registry of Commerce. No increase of capital stock may be until all of the previously issued shares have been fully paid. The shares that based in a resolution of the General Shareholders' Meeting that orders the issuance, must be deposited in the Company's treasury for their delivery pursuant to the frequency of their subscription, may be offered for their subscription and payment by the Board of Directors, respecting at all times the Company's shareholders' preemptive rights referred to herein. The capital stock may also be increased through the capitalization of the equity accounts referred to in Article 116 of the General Law of Mercantile Corporations or through capitalization of debt. In the case of increases based on the capitalization of equity accounts, all of the new shares shall be entitled to receive the proportional part of the shares issued to represent the relevant capital stock increase.

With the prior authorization of the National Banking and Securities Commission the Company may issue shares for their placement in the general public, as long as they are maintained under the custody of an institution for the deposit of securities and the conditions set forth in Article 81 of the Stock Market Law are met.

Any capital stock increase or decrease in the variable portion of the capital stock shall be registered in a registry book that the Company shall keep for such purpose.

Shareholders shall have the preemptive right to subscribe for the new shares issued in the event of an increase of the capital stock, proportionate to the number of shares that they own at the time such increase is resolved. Such right must be exercised within the time period determined to that effect by the Shareholders' Meeting that resolved such increase of capital stock, however under no circumstance shall such period be less than fifteen days from the day following the publication of the corresponding resolution in the State's Official Gazette or in one of the newspapers of greater circulation in the Company's domicile.

In the event that after the expiration of the period set forth for the shareholders to exercise their preemptive right mentioned in the prior paragraph, there remain unsubscribed shares, these may be offered for their subscription and payment at the conditions and terms determined by the Meeting that had approved the capital stock increase, or pursuant to the terms set forth by the Board of Directors or the delegates designated by the Meeting for such purposes.

Except for the reductions of capital stock that are made as a consequence of the repurchase of the Company's own shares as set forth in this Article, reductions of capital stock in the fixed portion must be resolved by the General Extraordinary Shareholders' Meeting. Except for reductions of capital stock made as a consequence of repurchase of shares or as a result of exercise of the right of redemption by the shareholders, the variable portion of the capital stock may be reduced with the only formality being that the reduction be resolved by the General Ordinary Shareholders' Meeting, without the need of registering the deed issued by the Public Notary reflecting the adoption of the corresponding resolution in the Public Registry of Commerce.

The capital stock may be reduced (i) to absorb losses, (ii) due to a reimbursement of capital contributions to the shareholders, (iii) for freeing up of funds granted to the shareholders from unrealized exhibits, (iv) by the exercise of the right to redeem contributions by the owners of the shares representing the variable portion of the capital stock, and (v) by the repurchase of the Company's shares pursuant to the Company's Bylaws.

The reductions of capital stock to absorb losses shall be made on a strict proportionate basis among the shareholders, without the need of canceling the corresponding shares since they do not have a nominal value. In the event of reductions of the capital stock for reimbursement to the shareholders, such reimbursement shall be made on a proportionate basis among them, in the understanding that the price of the reimbursement may not be less than the book value of the shares pursuant to the last statement of financial position that had been approved by the Ordinary Shareholders' Meeting.

In the event of capital stock reduction as the result of the exercise by the shareholders of their rights to redeem fully or partially their contributions to the variable portion of the capital stock, such reduction of capital stock shall be made in strict observance of Articles 220 and 221 of the General Law of Mercantile Corporations and also, reimbursing the shares of reference at the lower price of: (i) 95% of the price of the share in the stock market, obtained from the averaged price of transactions per volume made during thirty days in which securities of the Company have been traded prior to the date redemption is effective during a period not greater than six months; or (ii) the accounting value of the shares pursuant to the balance sheet at closing of the fiscal year prior to redemption becoming effective, previously approved by the General Ordinary Shareholders' Meeting. If the number of days in which securities of the Company have been traded during the above referred period is below thirty, then the actual number of days in which securities have been traded shall be taken into account. If securities of the Company have not been traded during such period then the accounting value of the shares shall be taken into account. In all cases, the partial or full redemption of contributions shall be notified expressly to the Company and the payment of the redemption shall be payable by the Company on the day after the General Ordinary Shareholders' Meeting that had approved the balance sheet corresponding to the fiscal year in which the redemption is effective.

Holders of shares representing the variable portion of the capital stock may only exercise the right to redeem up to the amount of such variable capital stock and under no circumstance will they be able to exercise such right when it implies the reduction of capital stock to less than the established minimum capital stock.

Likewise, the General Extraordinary Meeting may approve the amortization of the Company's shares with retained earnings without reducing the capital stock, complying in such case with the provisions of Article 136 of the General Law of Mercantile Corporations. Such amortization shall take place, as preferred by the General Extraordinary Meeting: (i) through the purchase of the corresponding shares as part of a public offer undertaken through a stock market, at a price and pursuant to the method so determined by the General Extraordinary Meeting, which may delegate such attribution in the Board of Directors; or (ii) proportionately among all shareholders so that, after undertaking the amortization, the shareholders maintain the same proportion of capital stock with respect to the capital stock that they had before. The amortized shares shall be annulled and the corresponding certificates shall be cancelled.

The Company may purchase shares representing its capital stock through the stock market in which they operate, at the prevailing market price. The purchase of such shares will be made at the expense of the equity of the Company if the repurchased shares remain in the power of the Company, or at the expense of the capital stock if it is decided to turn the repurchased shares into treasury shares, in which case, the resolution by the Shareholders' Meeting will not be required.

The General Ordinary Shareholders' Meeting shall expressly resolve, for each fiscal year, the maximum amount of monetary resources that may be used for the repurchase of the Company's stock, with the only limitation that such amount of resources under no circumstance shall be greater than the balance of the total net profits of the Company, including retained earnings. To that effect, the Board of Directors shall designate the person or persons responsible for the acquisition and placement of such repurchased shares.

The Company shares owned by the Company or, if applicable, the treasury shares referred to in this Article, despite what is established in the General Law of Mercantile Corporations, may be placed among the public, without it being necessary for the increase of the capital stock, to obtain the resolution of any Shareholders' Meeting or of the Board of Directors, with respect to its placement.

ARTICLE 9 BIS. The prior written approval from the Board of Directors of the Company as provided for in this article shall be required for any Person (as such term is defined below), individually or together with any Related Party (as such term is defined below), to attempt to acquire directly or indirectly, by any means or under any title, whether in a single event or in a set of consecutive events regardless of the lapse of time between them, ordinary Shares (as such term is defined below) or rights upon ordinary Shares, having as a consequence or effect:

(a) Accomplishing a shareholding equal to or greater than 5% of the total outstanding ordinary Shares, whether in a single event or together with any Shares previously held.

(b) Accomplishing holding rights upon ordinary Shares equal to or greater than 5% of the total outstanding ordinary Shares, whether in a single event or together with any Shares previously held.

Such prior approval from the Board of Directors must be obtained each time the thresholds for shareholdings are intended to be exceeded, equal to or greater than 5% (and multiples thereof) of ordinary Shares or rights of title upon them, except for Persons who directly or indirectly should be a Competitor (as such term is defined below) of the Company or of any of its Subsidiaries, who must obtain the prior approval of the Board of Directors for future acquisitions where a threshold of 2% (or multiples thereof) of ordinary Shares is intended to be exceeded.

For the purposes hereof, the pertinent Person must comply with the following:

I. Approval of the Board of Directors:

1. The Person subject of the transaction must submit a request for approval in writing to the Board of Directors. Such request must be delivered in the domicile of the Company in a conclusive manner and addressed to the Chairman of the Board of Directors with copy to the Secretary and to their respective Alternates. The referred request must contain and specify the following:

(a) the number and class or series of Shares which the Person subject of the transaction or any Related Party thereto (i) should hold title to as owner or co-owner, whether directly or indirectly through any Person or through a parent by blood, an in-law or by adoption up to the fifth degree or the spouse or concubine or through a middle person, or (ii) in respect to which such Person has, shares or enjoys any right, whether by means of an agreement or by any other means.

(b) the number and class or series of Shares which the Person subject of the transaction or any Related Party thereto intends to acquire (i) whether directly or through any Person in which it should have an interest or participation, whether in its capital stock or in the direction, administration or operation or otherwise, through a parent by blood, an in-law or by adoption up to the fifth degree or through the spouse or concubine or through a middle person.

(c) the number and class or series of Shares in respect to which such Person intends to acquire or share any right, whether by means of an agreement or by any other legal means.

(d) (i) the percentage that the Shares referred to in the above paragraph (a) represent in connection with the total outstanding Shares of the Company, (ii) the percentage that the Shares referred to in the above paragraph (a) represent in connection with the class or series to which they belong, (iii) the percentage that the Shares referred to in the above paragraphs (b) and (c) above represent in connection with the total outstanding Shares of the Company, and (iv) the percentage that the Shares referred to in the above paragraphs (b) and (c) represent in connection with the class or series to which they belong.

(e) the identity and nationality of the Person or group of Persons pretending to acquire the Shares, provided that if any of such Persons should be a corporate entity, trust or any other equivalent or any other vehicle, entity, corporation or form of economic or mercantile association, then the identity and nationality of the partners or shareholders, trustors and beneficiaries or their equivalent, members of the technical committee or their equivalent, successors, members or limited partners must also be identified, including the nationality and identity of the Person or Persons Controlling (as such term is defined below) directly or indirectly such corporate entity, trust or any other equivalent or any other vehicle, entity, corporation or form of economic or mercantile association, until the natural person or persons maintaining any right, interest or participation of any nature with such corporate entity, trust or any other equivalent or any other vehicle, entity, corporation or form of economic or mercantile association can be identified, including the documents evidencing economic and moral background of such Person or Group of Persons.

(f) the reasons and objectives behind such acquisition of Shares, indicating if the purpose is to acquire directly or indirectly (i) additional Shares to those referred in the request for approval, (ii) a Significant Participation or (iii) the Control of the Company.

(g) if such Person should be a direct or indirect Competitor of the Company or of any other Subsidiary or Affiliate of the Company and if such Person has the authority to legally acquire the Shares pursuant to the terms of these by-laws and of the applicable ordinances. Furthermore, the request must indicate if the Person intending to acquire the Shares subject matter of the transaction has any parents by blood, in-laws or by adoption up to the fifth degree or any spouse or concubine which may be considered as a Competitor of the Company or of any Subsidiary or Affiliate of the Company or such Persons has an economic link with a Competitor or any interest or participation, whether in the capital stock or in the direction, administration or operation of a Competitor, directly or through any Person or parent by blood, in-law or by adoption up to the fifth degree or spouse or concubine.

(h) the origin of the funds purported to be used to pay the price for the Shares subject matter of the request. If the funds are to be obtained through a financing arrangement then the petition must indicate the identity and nationality of the Person funding such amount and, along with the approval request, a document issued by such funding Person indicating and explaining the conditions of the financing arrangement.

(i) if the Person subject matter of the approval request should be a part of any economic group formed by one or more Related Parties who as such, in a single event or in a set of consecutive events, intends to acquire Shares or rights upon them or, as the case may be, if such economic group is holder of Shares or of rights upon them.

(j) if the Person subject matter of the approval request has received funds as a loan or under any other capacity from a Related Party or if such Person has facilitated funds as a loan or under any other capacity to a Related Party with the purpose of paying the price of the Shares.

(k) the identity and nationality of the financial institution acting as agent if the transaction is to be carried through a public offering.

(l) the address for hearing and receiving notices of the Person subject matter of the approval request.

2. Within 10 business days following receipt of the approval request referred to in the above section 1, the Chairman or Secretary, or in the absence of the latter the Alternate, shall call to a meeting of the Board of Directors to discuss and resolve the referred approval request. The notices to the Board of Directors shall be made in writing and sent by the President or Secretary, or in the absence of the latter by the Alternate, by certified mail, courier service, telegram, telex, telecopy or fax to each of the Directors and their alternates at least 45 days prior to the meeting, to their domiciles or to the addresses appointed by the Directors in writing to be called for matters referred to in this article and in these by-laws. The Alternate Directors may only deliberate and vote when the principal Director is not present at the meeting called upon. The notices must contain the hour, date and place of reunion and the Agenda.

For the purposes of the foregoing article of the by-law, unanimous resolutions in lieu of a meeting are not valid.

3. The presence of at least the majority of the Directors or their alternates shall be required in order for the Board of Directors to validly meet, and the resolutions shall be valid with the vote of the majority of Directors present. The Chairman of the Board shall have a qualified vote in the event of a tie.

Meetings of the Board of Directors called to address requests for approvals above referred, may only address and resolve on matters pertaining to requests of approvals referred in the above section 1.

4. The Board of Directors shall resolve on each request of approval within 60 calendar days after receipt thereof.

The Board of Directors may request that the Person subject matter of the request for approval submits such additional information or clarification as deemed necessary to resolve the request, including the documents supporting the truthfulness of the information referred to in the paragraphs (a) to (l) of section 1 above. If the Board should require additional information or clarification, the 60 calendar-day term referred to in the first paragraph of this section 4 shall be computed as of the date the Person of reference provides or delivers, as the case may be, the documents or clarification requested by the Board through its Chairman, Secretary or any other para-secretary.

If Shares are intended to be acquired by one or more Persons collectively, in coordination or in collaboration, regardless of the legal form used for such purposes, they shall be deemed as a single Person for the purposes of this article and these by-laws.

Furthermore, for the purposes of this article, it shall be understood that Shares of the same Person include those Shares held by one Person together with Shares held by (i) any parent by blood, an in-law or by adoption up to the fifth degree or the spouse or the concubine of such Person or (ii) any other corporate entity, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association, when such corporate entity, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association is Controlled by the referred Person or (iii) any Related Party to such Person.

When evaluating the requests for approval referred to in this article, the Board of Directors shall take into account those issues which it deems appropriate, considering the interests of the Company and of its shareholders, including issues of financial, market, business, moral and economic nature of the potential buyers, if the contemplated transaction poses a conflict of interests exists or not, if a change of control of the Company occurs or not or otherwise the acquisition of a significant portion of the ordinary Shares, if the reports and/or approvals referred to in this article were submitted on time and any others.

Aside from other reasons relating to issues contemplated in the preceding paragraph, the Board of Directors may deny requests for approvals referred to in this article for the following reasons:

(a) Lack of economic or moral solvency of the applicant;
(b) When a financing arrangement should be required to carry on with the contemplated transaction;
(c) If the application refers to a Competitor of the Company or of its Subsidiaries;
(d) When the applicant should have an opposed interest with the Company or with its shareholders;
(e) Due to the scope, cause, motive or purpose of the contemplated transaction;
(f) Existence of economic, parental or similar links with other shareholders of the Company or with competitors of the same or with its Subsidiaries;
(g) In the event of Related Parties;
(h) When the funds required for the contemplated transaction should be of unknown or doubtful origin;
(i) When the information furnished in the application or any complementary information thereof should prove deficient, doubtful, non verifiable, erroneous, incomplete or be imprecise or incorrect, among others;
(j) When the contemplated transaction should entail a Significant Participation or purports to create a change of Control of the Company.
(k) The failure to submit the information and/or notices provided in the last paragraph of chapter II of this article.

The request for approval shall be deemed denied if the Board does not convene for any cause, notwithstanding the fact that the Board may have been called as provided for in the foregoing article.

5. If the Board of Directors should approve the transfer of Shares and such transfer should entail the acquisition of a Significant Participation (as such term is defined below) without such acquisition exceeding half of the ordinary Shares, then the Person intending to acquire the Shares of matter must make a public purchase offering, at a price payable in cash, for the percentage of Shares equal to the percentage of ordinary voting Shares intended to acquire or by 10% of the Shares, whichever is greater, according to the Rules applicable to the acquisition of securities that are to be disclosed and public offerings of purchase of securities prevailing on such date.

The public purchase offering referred to in this section 5 must be made simultaneously in Mexico and in the United States of America, as long the stock of the Company continues to trade on said countries.

Effective from the time the public Offering is made and until the conclusion of the same, the Company and its Directors and principal officers shall refrain from making or developing transactions which in detriment to the minority investors are aimed to hindering its development of said offering.

Notwithstanding the above, the Board of Directors shall, within 10 business days after commencement of the Offering, prepare and reveal to the general public through the SEDI system (Electronic Information Carriage and Disclosure System, as authorized to the applicable Stock Exchange by the National Banking and Securities Commission, or the whichever system that substitute SEDI for this purposes), its opinion in connection thereof. If the Board of Directors should face a situation where it may create a conflict of interest or when more than one Offering is made at conditions not comparable to those contained in the opinion, then the opinion may be coupled with another issued by an independent expert retained for such purposes by the Company at the request of the Audit Committee, where special emphasis is made to protecting the interest of minority shareholders.

Directors who may be also shareholders of the Company shall disclose to the Mexican Stock Exchange, for circulation through the SEDI system (Electronic Information Carriage and Disclosure System, as authorized to the applicable Stock Exchange by the National Banking and Securities Commission, or the whichever system that substitute SEDI for this purposes), no later than the last business day of the Offering period, the decision they will take as to their shares in connection with the Offering.

The shareholders, in the event of any public offering, shall have the right to hear more competitive offers.

6. An approval of the Board of Directors will not be necessary for any Person that wishes to acquire, directly or indirectly, a participation of more than 50% (fifty percent) of the ordinary shares or the Control of the Company, in which case, the Person shall make a public offering for 100% minus one of the ordinary Shares issued by the Company, according to the general Rules applicable to acquisition of securities that are to be disclosed and public offering for purchase of securities in force at such time. Nevertheless, if in such public purchase offering, the Person making the offering does not accomplish to acquire at least half of the shares representing the capital stock of the Company plus one, he must obtain the approval of the Board of Directors of the Company as provided before in this article.

The public purchase offering referred to in this section 6 must be made simultaneously in Mexico and in the United States of America, as long the stock of the Company continues to trade on the aforementioned countries.

Effective from the time the public Offering is made and until the conclusion of the same, the Company and its Directors and principal officers shall refrain from making or developing transactions which in detriment to the minority investors are aimed to hindering its development.

Notwithstanding the above, the Board of Directors shall, within 10 business days after commencement of the Offering, prepare and reveal to the general public through the SEDI system (Electronic Information Carriage and Disclosure System, as authorized to the applicable Stock Exchange by the National Banking and Securities Commission, or the whichever system that substitute SEDI for this purposes), , its opinion in connection thereof. If the Board of Directors should face a situation where it may create a conflict of interest or when more than one Offering is made on conditions not comparable to those contained in the opinion, then the opinion may be accompanied with another issued by an independent expert retained for such purposes by the Company at the request of the Audit Committee, where special emphasis is made to protecting the interest of minority shareholders.

Directors who may be also shareholders of the Company shall disclose to the Mexican Stock Exchange, for circulation through SEDI system (Electronic Information Carriage and Disclosure System, as authorized to the applicable Stock Exchange by the National Banking and Securities Commission, or the whichever system that substitute SEDI for this purposes), no later than the last business day of the Offering period, the decision they will take as to their shares in connection with the Offering.

The shareholders, in the event of any public offering, shall have the right to hear more competitive offers.

7. The person that makes any acquisition approved by the Board of Directors shall not be recorded in the stock registry until the moment the public purchase offering referred to in sections 5 and 6 above has concluded. Therefore, such Person may not exercise corporate nor economic rights vested into the Shares until the public purchase offering has concluded.

In the event of Persons who may already be shareholders of the Company and thus, may already be recorded in the stock registry of the Company, the acquisition of Shares approved by the Board of Directors shall not be recorded in the stock registry until the public purchase offering has concluded and thus, such Person may not exercise corporate nor economic rights vested into the Shares acquired with the approval of the Board of Directors until its registration in the stock registry of the Company.

II. General Matters:

If the terms contained in this Article are not met, then the Person or Persons subject matter of the transaction may not, directly or indirectly exercise corporate or economic rights vested into the shares acquired without the appropriate approval, and such Shares shall not be taken into account for the purposes of computing quorum at shareholders meetings and the Company shall refrain from recording the shares acquired in breach of the terms hereof in the Company's Stock Registry referred to in the General Law of Mercantile Corporations, and any recording made in the Registry through the Securities Deposit Institute shall have no effect whatsoever, and thus, the certificates or listings referred to in the first paragraph of article 78 of the Securities Market Law shall not be proof of ownership of Shares nor will they evidence the right to attend the shareholders meetings nor will they entitle exercise of any action whatsoever, including those of procedure nature.

The persons that obtained the approval of the Board of Directors to acquire shares as provided under this article, shall inform of such situation to the Board of Directors, through a written notice addressed and delivered to the Board of Directors under the terms set forth in the first paragraph of section 1 of this article within 5 calendar day after the authorized acts and operations are carried out..

The approvals granted by the Board of Directors under this article shall cease to be effective automatically and without the need of any statement if the contemplated transactions are not carried within a maximum term of 60 calendar-days following notice of approval to the person subject matter of the transaction, unless the Board of Directors, prior petition of said person, extends the term.

Holders of Shares reaching (or exceeding) the percentages referred hereunder, shall provide written notice of such circumstance to the Company, which notice shall be addressed and delivered under the terms set forth in the first paragraph of section 1 of this article, within a term of 5 business days after reaching or exceeding such thresholds: (i) non competitors: each 2% of ordinary Shares; (ii) Competitors: each 1% of ordinary Shares.

III. Exceptions:

The provisions of this article of the by-laws shall not be applicable to:

(a) acquisitions or transfers of Shares made as a result of inheritance, whether with or without will, or

(b) acquisitions of Shares by (i) the Person who directly or indirectly has the authority or possibility of appointing the majority of the Directors at the Board of Directors of the Company; (ii) any company, trusts or similar form of venture, vehicle, entity, corporation or economic or mercantile association, which may be under the Control of the Person referred to in the item (i) above; (iii) the heirs of the Person referred to in the item (i) above; (iv) the Person referred to in the item (i) above when such Person should be repurchasing the Shares of any corporation, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association referred to in the item (ii) above; and (v) the Company or by trusts created by the Company.

(c) Such Person(s) that as of December 2th, 2003 hold(s), directly or indirectly, more than 20% (twenty percent) of the shares representing the Company's capital stock.

(d) Any other exception contained in the Mexican Securities Law and other legal dispositions derived from said law.

IV. Definitions:

For the purposes of the foregoing Article, the terms indicated below shall have the meanings assigned thereto:

''Shares'' and/or ''ordinary Shares'': shall mean the shares of stock representative of the capital stock of the Company, of any class or series or any certificate, security or instrument issued under such shares or which otherwise confer rights upon such shares or which may be convertible into such shares, and specifically including ordinary participation certificates (CPO's) representing shares of stock of the Company.

''Affiliate'': shall mean any Person Controlling, under Control of or under common Control of any Person.

''Competitor'': shall mean any Person devoted, directly or indirectly to (i) the business of production and/or marketing of corn or wheat flour, and/or (ii) any other activity carried by the Company or by any of its Subsidiaries or Affiliates.

''Control'', ''Controlling'' or ''Controlled'': shall mean (i) being owner of the majority of the ordinary voting shares representative of the capital stock of any company or of certificates or instruments issued under such shares; or (ii) the power or possibility of appointing the majority of Directors at the Board of Directors or the Sole Director of any company, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association, whether directly or indirectly through the exercise of voting rights vested into shares or equity parts which may be the property of a Person, of any covenant in the sense that the voting rights vested into shares or equity parts which may be the property of a third person are to be exercised in the same manner in which the referred Person should vote the shares or equity parts of its property or in any other form; or (iii) the power or possibility directly or indirectly determining the policies and/or decisions of the administration or operation of a corporate entity, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association.

''Significant Participation'': shall mean the direct or indirect ownership or holding of 30% or more of the ordinary voting Shares.

''Person'': shall mean any natural person, corporate entity, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association or any Subsidiaries or Affiliates of any of the former or, as determined by the Board of Directors, any group of Persons who may be acting jointly, coordinated or as a whole under the terms of this Article.

''Related Party'': shall mean any natural person, corporate entity, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association, or any parent by blood, an in-law or by adoption up to the fifth degree, or the spouse or concubine or any Subsidiary or Affiliate of any of the former which (i) should be part of the same economic or interest group of the Person intending to acquire Shares or which should be a Subsidiary or an Affiliate of such Person, or (ii) may be acting together with the Person intending to acquire Shares.

''Subsidiary'': shall mean any company in respect to which a Person should be the owner of the majority of the shares of stock representative of its capital stock or in respect to which a Person should have the right to appoint the majority of the Directors at the Board of Directors or otherwise the Sole Director.

The prior written approval of the National Banking and Securities Commission shall be required to amend the foregoing Article of these by-laws.

The foregoing covenant shall be filed with the Public Registry of Commerce of the corporate domicile of the Company and shall be inserted accordingly in the certificates of the shares of stock of the Company, so that third parties may be warned of the foregoing provisions.

ARTICLE 9 BIS-1. As provided for in article 2117 of the Federal Civil Code, any Person acquiring Shares in violation to the terms of article Nine Bis of these by-laws, shall be obligated to pay to the Company, as penalty, an amount equal to the greater of the Market Value of the entirety of the Shares such party had purchased without obtaining the approval referred to in such article of these by-laws or the Market Value of shares representing 5% of the capital stock. In the event of gratuitous transfers of Shares made in violation to the terms of article Nine Bis of these by-laws, the amount payable as penalty shall be the greater of an amount equal to the market value of the Shares subject matter of the transfer or the Market Value of shares representing 5% of the capital stock.

The term ''Market Value'' shall mean and/or be understood as the quoted value on closing of operations of the Mexican Stock Exchange on the date the transaction under which the threshold for transfers of shares requiring approval has been exceeded.

OF MANAGEMENT AND DIRECTION

ARTICLE 10. The Company's Management shall be entrusted to a Board of Directors composed of at least five and no more than twenty Proprietary Directors, as determined by the Shareholders' Meeting, of which at least 25% of the members shall be Independent Directors. Each Proprietary Director will have an appointed corresponding Alternate, in the understanding that the Alternate Directors of such Proprietary Directors that are Independent, must also have the same characteristic. They shall remain in office for one year, however they shall continue in their positions until the individuals appointed to replace them take hold of such positions; they may be reelected and shall receive as compensation the amounts determined by the General Ordinary Meeting.

The term ''Independent Directors'' shall mean those individuals who having been selected for their experience, ability and professional prestige and being compliant with the requirements of independency set forth by statutes applicable to and under no circumstance may they be:

1. The Company's employees or executives, including those persons that occupied such positions during the immediate prior year;
2. Shareholders that without being employees or executives of the Company, they have the power or control over the Company's executives;
3. Shareholders or employees of the companies or associations that render consulting or advisory services to the Company or to companies that are part of the same economic group of the Company, and the income of which represents 10% or more of its total income;
4. Customers, suppliers, debtors, creditors, shareholders, directors or employees of a company that is a significant customer, supplier, debtor or creditor of the Company. It is considered that a customer or supplier is significant when the Company's sales represent more than 10% of the total sales of the customer or supplier respectively. Likewise, it is considered that a debtor or creditor is significant when the amount of the credit is more than 15% of the assets of the Company or its counterpart;
5. Employees of a foundation, civil association or company that receives significant donations from the Company. It is considered that significant donations are those that represent more than 15% of the total of donations received by the institution.
6. Chief executive officers or high ranking executives of a company in the Board of Directors of which the Company's Chief Executive Officer or high ranking executives participate; and
7. Spouses or concubines, as well as the relatives by reason of blood or marriage through the first level regarding one of the persons listed in items 3 through 6 above, or through the third level regarding the persons identified in items 1 and 2 of this Article.

ARTICLE 11. Any shareholder or group of shareholders that represent at least 10% of the capital stock shall have the right to designate a Proprietary Shareholder and its corresponding Alternate.

Additionally, every minority shareholder with a restricted vote, different than those set froth in Article 113 of the General Law of Mercantile Corporations, or of restricted vote referred to in such provision, that represents at least 10% of the capital stock in one or both classes of shares shall have the right to designate at least one Director and its corresponding Alternate. In the absence of such designation by the minority shareholders, the owners of such class of shares shall have the right to appoint at least two Directors and their corresponding Alternates; such designations, as well as the Directors' substitutions and revocations shall be resolved in a Special Meeting.

The appointment made by the minority shareholders may only be revoked when the appointment of all of the other Directors is resolved as well.

ARTICLE 12. The Board of Directors shall have all of the rights and obligations to manage and lead the Company, being able, therefore, to decide on anything concerning the performance of the corporate purpose and in general, all of the powers necessary for undertaking the management being entrusted, including the power to create devices, policies, procedures, codes, guidelines, controls, support committees or any other devices which it may deemed convenient or necessary to carry on with its functions, and to establish measures, procedures and other actions which it may deem necessary or convenient in order to comply with the statutes applicable to the Company and more specifically to those ordinances governing the stock and other securities issues by the Company in the various stock exchange markets where these may be placed, and consequently, it will be able to undertake every action that directly or indirectly is related with the corporate purpose. To this effect, it shall have: I.- GENERAL POWER OF ATTORNEY FOR LAWSUITS AND COLLECTIONS, with all the general and special powers requiring special power or clause, without any limitation whatsoever, with the ampleness of the first paragraph of Article 2554 of the Civil Code of the Federal District and the corresponding Articles in the Civil Codes of any and all States of the Republic of Mexico, including without any limitation, the faculties to promote and desist from any proceeding including the ''amparo'' proceeding, to settle or compromise or subject to any arbitration proceeding the Company's rights and legal proceeding, undertake issue or accept reductions of amounts due and grant additional time for compliance, intervene as a bidder in auctions, formulate and present questionnaires, denunciation or accusations corresponding to the felonies that are committed with a direct or indirect detriment of the Company, as well as granting pardons, to question judges, magistrates or any other public servant, jurisdictional body or the ''Junta de Conciliacion y Arbitraje'' in individual or collective matters, and in general represent the Company before any kind of authority and before any individual. II.- GENERAL POWER OF ATTORNEY FOR ACTS OF ADMINISTRATION, being empowered to negotiate and enter into every kind of understandings, arrangements, agreements or any other kind of legal actions be they of civil, administrative or any other kind of nature, pursuant to the terms of the second paragraph of Article 2554 of the Civil Code of the Federal District and the correlative Articles in the Civil Codes of any and all States of the Republic of Mexico. III.- POWER OF ATTORNEY FOR FINANCIAL AND EXCHANGE MATTERS, pursuant to the terms of Articles 9 and 85 of the General Law of Negotiable Instruments and Credit Operations, being empowered to grant, issue, subscribe, bestow, endorse, guarantee and negotiate in any form any kind of contracts and credit instruments on behalf of the Company. IV.- GENERAL POWER OF ATTORNEY FOR ACTS OF DOMAIN, being empowered therefore to sell, encumber, offer in guarantee or put into a trust and in general dispose and affect in any form and under any legal title, the assets of the Company, both those that constitute Fixed Assets and those known as Current Assets, with the powers that correspond per the law to the owner pursuant to the terms of the third paragraph of Article 2554 of the Civil Code of the Federal District and the correlative Articles in the Civil Codes of any and all States of the Republic of Mexico. V.- Regarding the Powers and the faculties above mentioned, the Board of Directors shall have the right to delegate them and grant General or Special Powers of Attorney and to revoke those previously granted.

Independently of the Shareholders' Meeting authorizations, it shall be the unassignable responsibility of the Board of Directors to approve the operations that deviate from the ordinary course of business and that are to be executed between the Company and its shareholders, with persons that form part of the Company's management or with whom such persons maintain patrimonial links or, if applicable, relationship links, by blood or marriage through the second degree, the spouse or concubine; the purchase or sale of 10% or more of the Company's assets; the granting of guarantees for an amount in excess of 30% of the Company's assets; approve the transactions that subsidiaries of the Company intend to carry out under the terms of article 14 Bis 3, section IV, paragraph d) of the Securities Market Law, with related parties or which otherwise require to compromise their patrimony under the terms of the referred provision, as well as operations different from the above that represent more than 1% of the Company's assets.

The members of the Board of Directors shall be responsible for the resolutions adopted regarding the matters referred to in the previous paragraph, except in the event set forth in Article 159 of the General Law of Mercantile Corporations.

The shareholders that represent at least 15% of the capital stock may exercise the civil responsibility action against the management, as long as the requisites established in Article 163 of the General Law of Mercantile Corporations are satisfied. Such action may also be exercised with respect to the Statutory Auditors and members of the Audit Committee.

ARTICLE 13. The Chairman of the Board of Directors shall be, by the sole fact of his appointment, the legal representative of such Board and shall have all the powers and authorities that might be required to enforce the resolutions thereof, without further formality.

ARTICLE 14. The Board of Directors shall meet at least once every three months. The Chairman of the Board of Directors, at least 25% of the Directors, or any of the Company's Statutory Auditors, may call to a meeting of the Board of Directors.

For the meetings of the Board of Directors and the resolutions thereto to be binding, the attendance of the majority of the members is required. The meetings of the Board of Directors shall be presided over by the Chairman. If the Chairman does not attend the meeting, such meeting shall be presided over by the Director designated by the majority of votes of the Directors; the one appointed shall act as Secretary to that effect; in the event of his or her absence the substitute shall be that person so designated by the Directors per the vote of the majority. Resolutions adopted outside the scope of a meeting of the Board, through the unanimous vote of its members, shall have for all legal purposes the same validity as if it had been adopted in a meeting of the Board of Directors, as long as they are confirmed in writing.

ARTICLE 15. The Board of Directors shall adopt its resolutions by the majority of votes of the members present. The Chairman of the Board of Directors shall have a qualified vote in the event of a tie. The minutes of the each meeting of the Board of Directors shall be registered in the corresponding book and shall be signed by the Chairman and the Secretary. Likewise the minutes shall be signed if desired, by the Statutory Auditor that attends the meeting.

ARTICLE 16. Under the terms of the applicable statutes, the Company shall form an Audit Committee, which shall be comprised of Directors, of which at least the chairman and the majority of the members shall be Independent and shall allow the presence of the Company's Statutory Auditor or Statutory Auditors, who shall attend as guests with the right to speak however without a vote.

The members of the Audit Committee shall be appointed by the Ordinary Shareholders' Meeting; they shall remain in office for one year, however they shall continue in their positions until their replacements take hold of their positions, and shall receive the compensation decided by the Shareholders' Meeting.

The Audit Committee shall have, among others, the following functions and authority: (a) prepare an annual report of its activities and render it to the Board of Directors; (b) issue opinions with respect to transactions out of the ordinary course of business of the Company and which are intended to be carried among the Company and its partners with persons from the administration of the Company or with whom such persons should have patrimonial links or a blood parental link or should be an in-law up to the second degree, the spouse or concubine and to render opinions in respect to transactions which subsidiaries of the Company intend to carry, under the terms of article 14 Bis 3, section IV, paragraph d) of the Securities Market Law, with related parties or which require compromising their patrimony under the terms of the same provision; (c) make proposals relating to the hiring of independent experts, if necessary, so that such experts can issue their opinions with respect to related party transactions; (d) propose to the Board of Directors candidates to be the external auditors of the Company and the conditions pursuant to which they will be hired; (e) revise the Company's financial information and arrange the issuance process of the same; (f) contribute to the definition of the general guidelines of the internal control system, assess its effectiveness, as well as coordinate and evaluate the annual internal audits and the activities performed by our internal and external auditors and the Statutory Auditors; (g) verify that the Company has the necessary mechanisms to allow assurance that it is in compliance with applicable laws, and inform the board of directors on that respect, and (h) other functions, authority and obligations as set forth or deriving from the legal ordinances to which the Company may be subject.

The Board of Directors must present to the Shareholders' Meeting the Audit Committee's report.

ARTICLE 17. Upon taking office, the members of the Board of Directors shall be required to post guaranty in connection with the performance of their duties, and shall be entitled to receive such compensation as the Shareholders' Meeting may determine.

SURVEILLANCE OF THE COMPANY

ARTICLE 18. The surveillance of the Company shall be entrusted to one or more Statutory Auditors and their alternates as determined by the General Ordinary Shareholders' Meeting. The Statutory Auditors and their respective alternates may be shareholders, with the exception established in Article 65 of the General Law of Mercantile Corporations; shall be appointed and removed at any time by the shareholders in an Ordinary Shareholders' Meeting, guaranteeing their performance in the same manner established for the Directors, and shall perceive the compensation determined by the shareholders in the Ordinary Shareholders' Meeting.

The owners of the shares with or without the right to vote that represent at least 10% of the capital stock may designate a Statutory Auditor.

The Statutory Auditor or Statutory Auditors shall have the powers and obligations set forth in the General Law of Mercantile Corporations. Whenever there is a temporary or permanent absence of the Statutory Auditor, the relevant Alternate Statutory Auditor shall act in such capacity; should there not be an Alternate Statutory Auditor, the Board of Directors, within ten days, shall call a General Ordinary Shareholders' Meeting, which shall appoint new Statutory Auditors and their Alternate Statutory Auditors.

ARTICLE 19. The Statutory Auditors shall hold office for one year, may be reelected and shall continue with their duties until the persons appointed to replace them have taken such office.

ARTICLE 20. The Statutory Auditors shall be called to all of the sessions of those intermediate consulting committees in which the Board of Directors has delegated any power. Likewise, the Statutory Auditors shall have the powers and obligations set forth in Article 166 of the General Law of Mercantile Corporations.

ARTICLE 21. The Statutory Auditors shall be required to post guaranties in the same terms as those posted by the Directors pursuant to Article 17 of these Bylaws, which shall remain in force until the Shareholders' Meeting approves the performance of the Statutory Auditors.

SHAREHOLDERS' MEETINGS

ARTICLE 22. The General Shareholders' Meeting may be either Extraordinary or Ordinary. Extraordinary are all the meetings held to deal with any of the issues listed in Article 182 of the General Law of Mercantile Corporations. All others shall be General Ordinary Meetings.

ARTICLE 23. Ordinary Shareholders' Meetings shall be held at least once every year within the first four months following the end of each fiscal year. In addition to the matters specified in the Agenda, such Meetings shall: 1.- Discuss, approve or modify the financial report, after listening to the report provided by the Board of Directors referred to in Article 172 of the General Corporations Law and based on the Statutory Auditors' report, and to adopt any resolutions as it may deem appropriate. 2.- Appoint the members of the Board of Directors and the Statutory Auditors, as well as to resolve upon the terms of the guaranties to be posted by such persons and to determine the compensations payable to them, which shall be considered as expenses. 3.- Resolve upon the allocation of profits.

ARTICLE 24. Notices to General Shareholders' Meetings shall be made by the Board of Directors or by the Statutory Auditors. However, shareholders that represent at least 10% of the capital stock may, at any time, request in writing that the Board of Directors or the Statutory Auditors call a General Shareholders' Meeting to discuss the items specified in their request. Any shareholder that owns one share shall have the same right in any of the events referred to in Article 185 of the General Law of Mercantile Corporations. If the Board of Directors or the Statutory Auditors do not initiate the call within fifteen days following the date of the request, a Civil or District judge of the Company's domicile shall proceed with the call per the request of any of the interested parties, who shall exhibit their shares for such purpose.

ARTICLE 25. Notices of all Shareholders' Meetings must be published in the State's Official Gazette or a newspaper of wide circulation in the Company's domicile, at least 15 calendar days prior to the date set for such Meeting. Such notices shall include the Agenda of the Meeting and shall be signed by the persons giving such notice.

ARTICLE 26. General Shareholders' Meetings may be held without prior notice thereof, provided that in such event all the shares of the capital stock must be represented at the moment of the voting.

ARTICLE 27. Shareholders may be represented at the Meetings by the person or persons that they designate through proxy letters granted in forms elaborated by the Company, which shall meet the following conditions: 1. Clearly set forth the Company's name, as well as the corresponding Agenda, which shall not have under the item ''general matters'' the items referred to in Articles 181 and 182 of the General Law of Mercantile Corporations; and 2. Have space for the instructions that the grantor sets forth for the exercise of the proxy.

The Secretary of the Board of Directors shall confirm that the indications set forth in this Article are complied and shall inform to that effect to the Shareholders' Meeting, which shall be reflected in the corresponding minutes.

ARTICLE 28. The minutes of the General Shareholders' Meetings shall be recorded in the relevant book and shall be signed by the Chairman and Secretary of the relevant Meeting, as well as by the attending Statutory Auditor if he wishes to.

ARTICLE 29. Shareholders' Meetings shall be presided over by the Chairman of the Board of Directors, or in his absence, by any of the persons appointed to that effect by the majority of the attending Shareholders. The Secretary of the Board of Directors or, in his absence, any person appointed to that effect by the majority of the attending shareholders, shall act as Secretary of the Meetings.

ARTICLE 30. A General Ordinary Shareholders' Meeting held as a result of a first notice shall be deemed to be legally convened, if at least 50% of the shares of the capital stock are represented thereat, and its resolutions shall be valid when adopted by the favorable vote of shares representing at least the majority of the shares represented at the Meeting.

ARTICLE 31. A General Extraordinary Shareholders' Meeting held as a result of a first notice shall be deemed to be legally convened, if at least 75% of the shares of the capital stock are represented thereat, and its resolutions shall be valid when adopted by the favorable vote of shares representing at least 50% of such the capital stock.

ARTICLE 32. If in the Meetings the number of shares set forth in the prior Articles were not represented on the date set forth in the first notice, such notice shall be repeated and such Meeting shall decide the items set forth in the Agenda regardless of the number of shares represented if the Meeting were a General Ordinary Shareholder's Meeting. If the Meeting is an Extraordinary one, the favorable vote of the shares that represent at least 50% of the capital stock will be required.

The shareholders with shares with voting rights, even in a limited or restricted form, that gather at least 10% of the shares represented at a Meeting, may request the voting deferral of any matter which they do not consider themselves sufficiently informed, complying the terms and conditions set forth in article 199 of the General Law of Mercantile Corporations. When they gather at least 20% of the capital stock, such shareholders may judicially oppose those resolutions of the General Meetings on which they have the right to vote, as long as they comply with the requirements set forth in article 201 of the General Law of Mercantile Corporations, with article 202 of such Law being equally applicable.

ARTICLE 33. In order to be entitled to attend a Shareholders' Meeting, all shareholders shall previously deposit their share certificates with the Company's Secretary, in a Mexican or foreign bank or a securities depository institution, not later that the day immediately preceding the date set forth for the Meeting. The certificate of the share's deposit will accredit the right to attend the General Meetings.
The relevant shareholders must be registered as such in the Stock Registry. The Stock Registry of the Company shall be closed, and therefore no recordings shall be permitted two days prior to the date of the Meeting.

FISCAL YEARS, FINANCIAL INFORMATION, PROFITS AND LOSSES

ARTICLE 34. Fiscal years shall not exceed twelve months, pursuant to Article 8 of the General Law of Mercantile Corporations.

ARTICLE 35. The Board of Directors shall submit to the Shareholders' Meeting, for its approval, an annual report on the performance of the Company during the preceding fiscal year, including a report on the administrative, accounting and information policies, as well as a balance that reflects the Company's financial situation and its results during such year, pursuant to Article 172 of the General Law of Mercantile Corporations. In addition to the above mentioned report, the Directors may submit to the Shareholders' Meeting, for its approval, the Financial Statements of the Company as of any other date of the relevant fiscal year.

ARTICLE 36. The report referred to in the preceding Article and the Statutory Auditors' report, must be concluded and made available to Shareholders at least fifteen days prior to the date set for the relevant Shareholders' Meeting, as provided in the General Law of Mercantile Corporations.

ARTICLE 37. The net profits reflected in the Financial Statements of the Company, approved by the Shareholders' Meeting, shall be allocated as follows: 1.- 5% shall be allocated to create the legal reserve fund, until such reserve fund amounts to one fifth of the capital stock. 2.- Any amounts as the Shareholders' Meeting may determine, shall be allocated to create other contingency or special reserve funds. 3.- The balance, if any, shall be allocated in such manner as the Shareholders' Meeting may determine.

ARTICLE 38. The General Ordinary Shareholders' Meeting can order the distribution of dividends during the fiscal year, in the form, terms and conditions agreed upon by the Shareholders' Meeting, complying with the legal requirements and previously creating the corresponding reserves.

ARTICLE 39. In the event of losses, they shall be first supported by the reserve fund and in its absence, by the capital stock.

DISSOLUTION AND LIQUIDATION

ARTICLE 40. The Company shall be dissolved in any of the events referred to in Article 229 of the General Law of Mercantile Corporations.

ARTICLE 41. Upon dissolution of the Company, the same shall be liquidated. The General Extraordinary Shareholders' Meeting shall appoint one or more liquidators. If such Shareholders' Meeting does not appoint the liquidators, upon request of any shareholders, a competent Civil or District Court with jurisdiction in the Company's domicile shall do so.

ARTICLE 42. If the Shareholders' Meeting does not provide specific instructions to the liquidators, the Company's liquidation shall be carried out in accordance with the following general principles: 1.- Any pending transaction shall be concluded in a way such to prevent any damage to the Company's creditors and shareholders. 2.- The General Balance and Inventory shall be prepared. 3.- Collection of accounts receivable and payment of accounts payable. 4.- Sale of the Company assets and allocation of the proceeds thereof. 5.- Distribution of the balance, if any, among all shareholders in proportion to the number of shares owned by them.

ARTICLE 43. Upon termination of the liquidation, any of the liquidators shall call for a General Shareholders' Meeting to approve the liquidation Statements and resolve upon the allocation of the relevant balance, if any.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ATTENDANCE LIST FOR THE GENERAL EXTRAORDINARY SHAREHOLDERS' HELD ON DECEMBER 2, 2003 AT 17:00 HOURS, IN THE HOTEL SHERATON AMBASSADOR, SALON DIPLOMATICOS, LOCATED AT HIDALGO 310 OTE., COL. CENTRO, MONTERREY, NUEVO LEON

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